EXHIBIT 3.1
                                                                     -----------


                  AMENDMENT TO THE CERTIFICATE OF INCORPORATION
                                       OF
                                  IVOICE, INC.


     iVoice, Inc., a corporation organized and existing under the laws of the State of New Jersey (the "Corporation"), hereby certifies as follows:

     1. The name of the corporation is iVoice, Inc. The Certificate of Incorporation of the Corporation was filed by the New Jersey Treasurer on April 25, 2003.

     2. This Amendment to the Certificate of Incorporation herein certified was authorized by the unanimous written consent of the Board of Directors on March 5, 2009 pursuant to the New Jersey Business Corporation Act of the State of New Jersey (the "Corporation Law") and by the unanimous written consent of the holders of Class B Common Stock on March 5, 2009.

     3. The Amendment to the Certificate of Incorporation herein certified shall enable the holders of the Class B Common Stock (the "Class B Common Stock Share(s)") to elect, at the holder's sole discretion, the redemption for cash by the Corporation at the rate of $1.00 for each Class B Share presented to the Corporation for redemption.

     4. To accomplish the foregoing amendment, a new additional sentence shall be added to the end of Article III, Capital Stock, Class B Common Stock Shares of the Certificate of Incorporation which is hereby inserted and the entire paragraph shall now read:


                                   ARTICLE III
                                  CAPITAL STOCK

     Class B Common Stock Shares. The par value of the Class B Common Stock shall be $.01. Each holder of Class B Common Stock shall have the right to convert each share of Class B Common Stock into the number of Class A Common Stock Shares calculated by dividing the number of Class B Common Stock Shares being converted by fifty percent (50%) of the lowest price that the Company had previously issued its Class A Common Stock since the Class B Common Stock Shares were issued. Every holder of the outstanding shares of the Class B Common Stock Shares shall be entitled on each matter to cast the number of votes equal to the number of Class A Common Stock Shares that would be issued upon the conversion of the Class B Common Stock Shares held by that holder, had all of the outstanding Class B Common Stock Shares held by that holder been converted on the record date used for purposes of determining which shareholders would vote in such an election. With respect to all matters upon which shareholders are entitled to vote or to which shareholders are entitled to give consent, the holders of the outstanding shares of Class B Common Stock Shares shall vote together with Class A
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Common Stock Shares without regard to class, except as to those matters on which separate class voting is required by applicable law. There shall be no cumulative voting by shareholders. Each Class B Common Stock Share shall receive dividends or other distributions, as declared, equal to the number of Class A Common Stock Shares that would be issued upon the conversion of the Class B Common Stock Shares, had all of the outstanding Class B Common Stock Shares been converted on the record date established for the purposes distributing any dividend or other shareholder distribution. The holders of the Class B Common Stock shares shall have the right to elect, at the holder's sole discretion, the redemption for cash by the Corporation at the rate of $1.00 for each Class B Share presented to the Corporation for redemption.

IN WITNESS WHEREOF, the Corporation has caused this Amendment of the Certificate of Incorporation to be executed by a duly authorized officer on March 5, 2009.


iVoice, Inc.




By: /s/ Jerome Mahoney
    --------------------------
    Jerome Mahoney
    President and Chief Executive Officer